FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

Page
Signature	4
Exhibit Index	5

EX-99.1 Press Release regarding Departure of Director

Departure of Director.

Mr. Longgen Zhang resigned as a director of the Company, with effect December 31, 2008. Mr. Longgen Zhang is leaving the board of directors to pursue other interests, and was formerly chief financial officer of the Company until August 31, 2008, when he resigned and was replaced by Mr. Frank Ng, the Company’s current chief financial officer. The board of directors will seek a replacement for the board position to be vacated by Mr. Zhang, and it intends to appoint a new director when a suitable candidate is identified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: December 30, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release regarding Departure of Director

Xinyuan Announces Departure of Board Director

BEIJING, China, December 30, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced that Mr. Longgen Zhang will step down as a director of the Company to pursue other interests, effective December 31, 2008.

Mr. Longgen Zhang joined Xinyuan in February 2006, served as a director of the Company from August 2006 and as the Company’s chief financial officer from August 2006 until August 2008, during which time the Company transitioned from a private company to a public company listed on the New York Stock Exchange (“NYSE”).

“I would like to thank Longgen for his dedicated contribution to Xinyuan,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “We have grown significantly during Longgen’s tenure to cover six strategically selected, high-growth Tier II cities in China. Longgen has been instrumental in strengthening our financial and internal controls, and has helped us achieve our goal of becoming the first real estate developer from China to successfully list on the NYSE.”

Xinyuan’s board meets the requirements of board independence for a foreign issuer under the rules of the NYSE and the U.S. Securities and Exchange Commission as five of the Company’s eight directors are independent and do not serve the Company in any other capacity. The current board structure also satisfies the Company’s internal corporate governance guidelines.

The Company’s board of directors will seek a replacement for the board position to be vacated by Mr. Longgen Zhang, and intends to appoint a new director when a suitable candidate is identified.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: the market price of our ADSs may be volatile; you may be subject to limitations on transfer of your

ADSs, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2007. All information provided in this press release is as of December 30, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Frank Ng

Chief Financial Officer

Tel: +86 (10) 8588-9255

Email: frankng@xyre.com

Mr. Jacky Zhang

Deputy General Manager of Investor Relations

Tel: +86 (10) 8588-9262

Email: zhengang.zhang@xyre.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel: +1 (212) 880-5269

Email: thomas.smith@ogilvypr.com